

Mail Stop 3628

March 19, 2009

By Facsimile (206.392.5807) and U.S. Mail

Karen Gruen, Esq.
Managing Director of Corporate Affairs
Alaska Air Group, Inc.
19300 International Boulevard
Seattle, Washington 98188

Re: Alaska Air Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 13, 2009
File No. 001-08122

Dear Ms. Gruen:

We have reviewed the above filing and have the following comment.

Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure on page 4 regarding the notice the Company received from Mr. Steve Nieman. Supplementally, please provide support for your belief that Mr. Nieman has failed to comply with the requirements of the Company's Bylaws. Please also advise us supplementally whether you have communicated your belief to Mr. Nieman.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comment, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you and the Company provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comment on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions